Exhibit 21.1

Subsidiary Name	Jurisdiction of Formation
Fusion NBS Acquisition Corp.	Delaware
Network Billing Systems, L.L.C. d/b/a Fusion	New Jersey
Fusion BVX LLC	Delaware
PingTone Communications, Inc.	Delaware
Fidelity Access Networks, Inc.	Ohio
Fidelity Access Networks, LLC	Ohio
Fidelity Connect LLC	Ohio
Fidelity Voice Services, LLC	Ohio
Fidelity Telecom, LLC	Ohio
Apptix, Inc.	Florida